Filed by Allos Therapeutics, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Allos Therapeutics, Inc.

Commission File No. 000-29815

This filing relates to the proposed merger of Allos Therapeutics, Inc., a Delaware corporation (“Allos”) with Alamo Acquisition Sub, Inc. (“Merger Sub”), a Delaware corporation and subsidiary of AMAG Pharmaceuticals, Inc., a Delaware corporation (“AMAG”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of July 19, 2011, by and among Allos, AMAG and Merger Sub.

FAQs for AMAG /Allos Customers

1.     What was announced today?

Today, we announced that AMAG Pharmaceuticals and Allos Therapeutics have reached an agreement to combine our companies. Together we will create a company with a strong commitment to the development and commercialization of innovative therapies for the treatment of serious and life-threatening diseases.

2.     How does this transaction affect customers? Will there be any changes?

The combination of AMAG and Allos unites two companies that share a strong commitment to patient care and we believe this will be a good thing for customers of both companies.  Our merger is expected to close in the fourth quarter of 2011. In the meantime, nothing should change in your daily interaction with our companies.

3.     What products will the combined company offer?

The combined company will have a strong portfolio of commercial products focused on high-potential markets.  The combined company’s portfolio will comprise of AMAG’s FERAHEME® (ferumoxytol injection) for intravenous use and Allos’ FOLOTYN® (pralatrexate injection).

4.     What is FERAHEME indicated for?

FERAHEME is indicated for the treatment of iron deficiency anemia (IDA) in adult patients with chronic kidney disease (CKD). Patients with IDA and CKD are treated in a variety of settings, including nephrology clinics, hospitals, and hematology/oncology infusion centers, where many CKD patients receive intravenous iron. Additionally, IDA and CKD IDA are both common concomitant conditions of oncology patients and FERAHEME is often used in these patients as a supportive care therapeutic.

5.     What is FOLOTYN indicated for?

FOLOTYN is indicated for use as a single agent for patients with relapsed or refractory peripheral T-cell lymphoma (PCTL).

6.     Should customers continue to contact their regular representative?

Yes.  Until our merger is completed, your day-to-day customer contacts will remain the same, and nothing should change on a day-to-day basis. We will, of course, keep you updated.

As always, if you have any questions, please do not hesitate to reach out to us or your normal contacts at AMAG and Allos.

7.     I am a customer of both AMAG and Allos; who should I contact to purchase your products?

Until our merger is completed, which we expect to occur in the fourth quarter of 2011, your day-to-day customer contacts will remain the same, and nothing should change in your daily interaction with our companies.

8.     Will there be changes to my contract as a result of the merger?

Not at this time. Until our merger is completed, it is business as usual at both companies, and nothing should change in your daily interaction with our respective companies.

9.     Where will the combined company be headquartered?  What will it be called?

The combined company will be headquartered in Lexington, MA.

The combined company will be renamed prior to the closing of the transaction to reflect its strategic focus. Regardless of the final name of the combined company, customers and their patients can continue to rely on FOLOTYN and FERAHEME.

10.  Where can I find additional information?

As we move through this process, we will continue to keep you updated on important developments.

As always, if you have any questions, please do not hesitate to reach out to your normal contacts at AMAG and Allos.

FAQs for Allos Employees

What does the merger mean?

The merger means that both companies have agreed to become a single company, the “New Company.”  As a result, there will be a new business strategy, Vision, Mission, organizational structure, roles and responsibilities for the New Company.  Important to note is that until the merger is approved, both companies will continue to operate business as usual.  It is critical that we continue to perform and execute towards our business objectives.

When will the merger likely be approved?

It is anticipated that the merger will be approved in the fourth quarter of 2011.

If the merger is approved will it result in Allos employee layoffs?

Yes, as part of the integration certain Allos employees will be laid off. One of the key elements for moving forward with the merger, as outlined in the press release, is the potential synergy cost savings to drive New Company organizational effectiveness.  Cost savings will be generated by consolidating facilities (we will be closing the Westminster office at some point during the first half of 2012) and organizational structure realignment, which will result in the separation of certain of our employees.

Will there be layoffs at AMAG?

It is expected that as we implement the integration for the New Company, certain employees will be separated from AMAG.

How will decisions be made as to who is and who is not retained?

It is too early in the process to be able to provide specifics about who will be retained in the New Company.  A process and guiding principles will be developed and applied to review functional organizational requirements that will be the baseline for retention decisions.  We recognize the difficulty and distraction that uncertainty causes. Our objective is to communicate promptly, directly and treat people fairly.  In the interim, we ask for your continued support and focus on executing the current business priorities.

When will I know if I have a job with New Company?

We expect to communicate to each employee his or her individual disposition (continued employment or separation) with the New Company [within 30 days] after the merger is approved.  It is expected that employee separation dates will be varied depending upon department work transition plans.

Could employees be asked to relocate?

Yes, employees could be offered a position at a different location.  If asked, it will be the employee’s option to accept and relocation assistance will be provided.

When will the Westminster office be closed?

It is expected that the Westminster office will be closed at some point in the first half of 2012.  More specific information will be provided as we work through the integration of the two companies.

If I am separated from the company what severance / benefits can I expect?

Certain separations in connection with the merger, including lay offs initiatied by the Company, trigger Change of Control severance benefits for Allos employees.  Our Change of Control Severance Benefits Policy will be applied if the employee signs and returns a general release of claims within the time specified in the policy. Specific benefits are as follows:

•                  If you hold a position with the Company of director or above, the Company will pay you a lump-sum cash payment equal to (i) six (6) months of your base salary then in effect (excluding overtime and bonuses) plus an additional two (2) weeks base salary for each twelve (12) months of continuous service with the Company, up to a maximum of fifty-two (52) weeks, plus (ii) your target bonus award for the year in which your employment terminates, prorated through the date of termination.

•                  If you hold a position with the Company below director, the Company will pay you a lump-sum cash payment equal to (i) three (3) months of your base salary then in effect (excluding overtime and bonuses) plus an additional two (2) weeks base salary for each twelve (12) months of continuous service with the Company, up to a maximum of fifty-two (52) weeks, plus (ii) your target bonus award for the year in which your employment terminates, prorated through the date of termination.

•                  Full acceleration of vesting of any outstanding stock options and restricted stock units (“RSUs”) held by you.

•                  Payment of premiums for your elected group health insurance COBRA (medical, dental and vision) continuation coverage after the date of termination for the number of weeks that are used to determine the amount of your cash severance as described in (i) above.

•                  Outplacement assistance through an outside organization as a resource to aid in your career transition.

What happens to our current Allos benefit and compensation programs?

Current benefits and compensation programs at Allos will continue until closing.  Both AMAG and Allos have strong compensation and benefits programs.  But they have some differences.  The New Company will have an overall competitive compensation structure. It is expected that the new compensation and benefits programs will be implemented in the first quarter of 2012.  Much more specific information will be provided in the future.

What happens to our Allos Stock Options and RSUs?

As was indicated in the press release regarding the merger agreement, the companies will combine in an all-stock merger of equals.  Stock options and RSUs that employees currently hold will be converted to New Company equity awards and adjusted to reflect the differing values between Allos’ and the New Company’s common stock.  More specific information will be provided.

Will I be eligible for a bonus in 2011?

Yes, Allos employees will be eligible for a 2011 bonus, paid out in March 2012, based on company and individual performance.  Important to note is that if an employee is separated prior to the close of 2011, the Change of Control

Severance Benefits Policy will apply for 2011 bonus eligibility, so that such an employee will be eligible to receive his or her target bonus award for 2011, prorated through the date of termination, if otherwise eligible for severance.

What do I do now?

From a work perspective it is business as usual.  We ask that you continue to stay focused and deliver on objectives.  There will be regular and on-going communications in regard to integration activities as we move forward.

Additional Information and Where You Can Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger between AMAG and Allos will be submitted to the respective stockholders of AMAG and Allos for their consideration.

AMAG will file a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Allos and AMAG and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the joint proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information.  Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Allos and AMAG with the SEC at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus and other documents may also be obtained for free by contacting Allos’ Investor Relations by e-mail at investorrelations@allos.com, by telephone at (303) 426-6262 or by mail at Investor Relations, Allos Therapeutics, Inc., 11080 CirclePoint Road, Suite 200, Westminster, CO 80020 or by contacting AMAG’s Investor Relations by e-mail at asullivan@amagpharma.com, by telephone at (617) 498-3303 or by mail at Investor Relations, AMAG Pharmaceuticals, Inc., 100 Hayden Avenue, Lexington, MA 02421.

Allos, AMAG, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed merger.  Information regarding Allos’ directors and executive officers and their beneficial ownership of Allos’ common stock is also set forth in Allos’ annual proxy statement on Schedule 14A filed with the SEC on April 29, 2011. This document is available free of charge at the SEC’s  website at www.sec.gov or by going to Allos’ Investors page on its corporate website at www.allos.com.  Information concerning AMAG’s directors and executive officers and their beneficial ownership of AMAG’s common stock is set forth in AMAG’s annual proxy statement on Schedule 14A filed with the SEC on April 18, 2011.  This document is available free of charge at the SEC’s website at www.sec.gov or by going to AMAG’s Investors page on its corporate website at www.amagpharma.com.  Additional information regarding the persons who may, under the rules of the SEC, be deemed “participants” in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Allos’ investors or AMAG’s investors generally, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and other similar terminology or the negative of these terms, are intended to identify such forward-looking statements, but their absence does not mean that a particular statement is not forward-looking.  Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those anticipated by the forward-looking statements.  These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. For example, if Allos or AMAG does not receive its respective required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which AMAG or Allos expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of Allos or AMAG stockholders to approve the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; disruptions to the businesses of Allos and AMAG during the pendency of the merger and during the realization of the cost synergies, including diminished performance by the commercial organizations due to planned reductions in the size of the sales and marketing organization at the combined company;  the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Allos and AMAG generally, including those set forth in the filings of Allos and AMAG with the SEC, especially in the “Risk Factors” section of Allos’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 10, 2011, the “Risk Factors” section of AMAG’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 9, 2011, and in Allos’ and AMAG’s other periodic reports and filings with the SEC.  Allos cautions investors not to place undue reliance on the forward-looking statements contained herein.  All forward-looking statements are based on information currently available to Allos on the date hereof, and Allos undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this presentation, except as required by law.